Xpand Boom Technology Inc.

18th Floor, Block B

Yuanlun Building, No, 350 Qifei Road

Binjiang District, Hangzhou City

People’s Republic of China

July 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Blaise Rhodes, Rufus Decker, Kate Beukenkamp and Donald Field

Re:	Xpand Boom Technology Inc.
Amendment No. 3 to Draft Registration Statement on Form F-4
Submitted July 7, 2025
CIK No. 0002060614

Ladies and Gentlemen:

On behalf of Xpand Boom Technology Inc. (“Xpand”) and HZJL Cayman Limited (“HZJL,” and together with Xpand, the “Co-Registrants”), below is the response of the Co-Registrants to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 14, 2025, regarding the Co-Registrants’ Amendment No. 3 to Draft Registration Statement on Form F-4 (the “Registration Statement”) confidentially submitted to the Commission on July 7, 2025. In connection with this letter, an amendment to the Registration Statement (the “Amended Registration Statement”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Co-Registrants. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
Dilution, page 20

1.	We note your response to prior comment 1. Your revised label, Company valuation achieved by non-redeeming shareholders immediately upon closing Business Combination, appears to imply that the valuation will be achieved immediately upon closing of the business combination, which does not appear to be true. The dollar amounts presented should represent the future company valuation necessary for the non-redeeming shareholders’ interest per common share to equal the original SPAC IPO price. Also, revise the dollar amounts presented in each redemption scenario to reflect the 1.75 million ordinary shares to be issued to Chain Stone Capital Limited, a financial advisor, upon closing of the Business Combination and revise note (a) to disclose your inclusion of these shares. Refer to Item 1604(c)(1) of Regulation S-K

Response: In response to the Staff’s comment, we have revised the label to “Future Company Valuation Necessary for the Non-redeeming Shareholders’ Interest per Common Share to Equal the Original SPAC IPO Price” and revised the dollar amounts presented in each redemption scenario to reflect the 1.75 million ordinary shares to be issued to Chain Stone Capital Limited on pages 20 and 90.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 181

2.	Please revise total assets and total liabilities, mezzanine equity and shareholders’ (deficit) equity in the pro forma balance sheet for Scenario 1, so the columns foot and cross foot.

Response: In response to the Staff’s comment, we have revised total assets and total liabilities, mezzanine equity and shareholders’ (deficit) equity in the pro forma balance sheet for Scenario 1 on page 181.

Please call Vivien Bai of Loeb & Loeb LLP at (212) 407-4933, David J. Levine of Loeb & Loeb LLP at (212) 407-4923, or Yu Wang of Han Kun Law Offices LLP at +852 2820 5656 if you have any questions or if would like additional information with respect to any of the foregoing.

Sincerely,

/s/Lulu Xing
Name:	Lulu Xing
Title:	Director

cc:	Bin Xiong, CEO, HZJL Cayman Ltd.
Vivien Bai, Esq., Loeb & Loeb LLP
David J. Levine, Esq., Loeb & Loeb LLP
Yu Wang, Esq., Han Kun Law Offices LLP